UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Superior Industries International, Inc.
(Name of Issuer)
Common Stock, no par value per share
(Title of Class of Securities)
868168105
(CUSIP Number)
Juanita A. Borick
2707 Kipling Street
Houston, Texas 77098
(713) 520-7600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 4, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	868168105

1	NAMES OF REPORTING PERSONS Juanita A. Borick

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF and PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		1,326,151

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,326,151

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,326,151

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.97%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

[1]	Computed on the basis of 26,668,440 shares of the Common Stock being issued and outstanding on May 4, 2009, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ending March 29, 2009. See Explanatory Note.

CUSIP No.	868168105
EXPLANATORY NOTE
This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements that certain Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on the same filing date as this Amendment with respect to events as of January 1, 1985 (the “Schedule 13D”). This Amendment notes that, as of June 4, 2009 and through the date of this Amendment, the Reporting Person ceased to be the beneficial owner of more than five percent of the common stock of Superior Industries International, Inc. (the “Issuer”) and also lists, for information purposes, changes in the Reporting Person’s beneficial ownership of the Issuer’s common stock since the dates for the information presented in the Schedule 13D.
Item 5. Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated as follows:
(a) — (b) The following table sets forth information with respect to the shares beneficially owned by the Reporting Person.

Name	Number of Shares	Percent of Outstanding
Juanita A. Borick	1,326,151	4.97%[1]

[1]	Computed on the basis of 26,668,440 shares of the Common Stock being issued and outstanding on May 4, 2009, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ending March 29, 2009.
(c) The table included in Appendix A sets forth transactions in shares of the Common Stock by the Reporting Person during the 60 day period prior to June 4, 2009. All such transactions were effected in the open market.
In addition to transactions included in Appendix A, the following table sets forth a summary of the Reporting Person’s beneficial ownership and yearly aggregate net transactions in shares of the Common Stock subsequent to the dates for the information contained in the Schedule 13D. Other than the Schedule 13D and this Amendment, the Reporting Person has not made any additional filings on a Schedule 13D with respect to any transactions included in the yearly aggregated net transaction information below; however, the following information was disclosed in the Issuer’s Definitive Proxy Statements on Schedule 14A filed with the SEC since the date of the information presented in the Schedule 13D.

			Percent of	Aggregate Increase
			Outstanding	(Decrease) from
Date[1]	Number of Shares		(at such time)	Prior Date
April 3, 1985	844,966	[2]	22.05%	N/A
April 4, 1986	821,207	[2]	15.23%	(23,759)
April 3, 1987	886,828	[2]	14.93%	65,621
April 1, 1988	861,328	[2]	14.82%	(25,500)
April 10, 1989	922,238	[2]	14.56%	60,910
April 6, 1990	1,151,297	[2]	14.75%	229,059
March 18, 1991	1,195,087	[2]	13.82%	43,790
March 16, 1992	1,202,784	[2]	12.39%	7,697
March 22, 1993	2,285,993	[2]	11.41%	1,083,209
March 21, 1994	3,168,189	[2]	10.52%	882,196
March 1, 1995	3,126,809	[2]	10.56%	(41,380)
March 1, 1996	2,998,220	[2]	10.38%	(128,589)
March 1, 1997	2,968,381	[2]	10.52%	(29,839)
March 1, 1998	2,744,653		9.84%	(223,728)

CUSIP No.	868168105

		Percent of	Aggregate Increase
		Outstanding	(Decrease) from
Date[1]	Number of Shares	(at such time)	Prior Date
March 1, 1999	2,712,955	9.99%	(31,698)
March 1, 2000	2,664,213	10.20%	(48,742)
March 1, 2001	2,412,813	9.32%	(251,400)
March 1, 2002	1,822,033	7.00%	(590,780)
March 1, 2003	1,822,033	6.83%	0
March 1, 2004	1,389,033	5.21%	(433,000)
March 1, 2005	1,418,441	5.33%	29,408
March 1, 2006	1,418,441	5.33%	0
March 1, 2007	1,406,901	5.29%	(11,540)
March 1, 2008	1,406,151	5.28%	(750)
March 26, 2009	1,406,151	5.27%	0

[1]	With respect to each date listed, the information presented is taken solely from the Issuer’s Definitive Proxy Statement on Schedule 14A with respect to the annual meeting of shareholders held in such year.

[2]	Includes shares beneficially owned by the Reporting Person held under a Voting Trust Agreement, established by Mr. Louis L. Borick and the Reporting Person, for which Mr. Borick acted as sole voting trustee. The voting trustee solely retained all rights and powers of an absolute owner of the shares, except the right to sell or hypothecate the shares, retain any dividends of cash or property other than stock dividends and the right to retain any distributions upon the liquidation or dissolution of the Issuer. See Item 4 of the Schedule 13D for more information.
(d) Except as described in Item 6, no person other than the Reporting Person has the right to receive or power to direct the receipt of dividends from, or the proceeds of the sale of any of the shares.
(e) As reported herein, on June 4, 2009, the Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer’s common stock.

CUSIP No.	868168105
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 16, 2009	/s/ Juanita A. Borick
Juanita A. Borick

CUSIP No.	868168105
APPENDIX A
The following table sets forth transactions in the Issuer’s shares by the Reporting Person during the 60 days prior to, and including, June 4, 2009. All transactions were effected in the open market.

Date	Number of Shares Sold	Price per Share
June 1, 2009	5,000	$12.68606
June 1, 2009	700	$12.60000
June 1, 2009	4,300	$12.57060
June 1, 2009	10,000	$12.55479
June 1, 2009	10,000	$12.55286
June 1, 2009	10,000	$12.61850
June 2, 2009	10,000	$12.52387
June 2, 2009	10,000	$12.52946
June 4, 2009	5,000	$12.39480
June 4, 2009	10,000	$12.60348
June 4, 2009	5,000	$12.57720